Oracle and Siebel Systems Acquisition Announcement - Oracle Investor Presentation September 12, 2005 Filed by Siebel Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Oracle Corporation Commission File No. of Subject Company: 000-14376 The following Presentation was given to Oracle investors on September 12, 2005

Disclaimer Important Information This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations. Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle's directors and executive officers is available in Oracle's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel's directors and executive officers is available in Siebel's proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Cautionary Statement Regarding Forward-Looking Statements This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel. This document is for informational purposes only and may not be incorporated into a contract.

Agenda What We are Announcing Strategic Rationale Customer and Partner Benefits Background On Siebel Systems Why Now

What We are Announcing Oracle to acquire Siebel Systems, the leading provider of customer- facing enterprise applications Acquiring Siebel for $10.66 per share Transaction expected to close in early 2006 Combine complementary capabilities of Oracle and Siebel Systems provides customers with a complete set of information age software Siebel provides customer relationship management (CRM), analytics, customer data integration, and industry solutions Oracle provides ERP and infrastructure technologies to complete an expanded 360 degree real-time view across the enterprise Plan to retain key personnel and maintain momentum in Siebel development, support, sales, professional services and On Demand

Overview of Strategic Rationale Consistent with Oracle's goal to provide a set of competitive enterprise applications for customers CRM represents the largest segment of enterprise applications Siebel is the leading CRM provider and most attractive partner Customers are driving the rationale to merge Joint customers have been asking for this in order to maximize the considerable investments in both companies' products Seeking to lower costs and complexity by simplifying and rationalizing IT investments with a smaller number of strategic vendors Significant number of common customers that will derive immediate customer benefits Strengthens relationships with many key partners that assist customers with decisions on applications purchases Timing is right as Oracle and Siebel develop next generation apps Timely incorporation of Siebel's features and functionality will complement and enhance Project Fusion

Siebel Systems Customer Benefits Stronger combined vendor with complementary products attributes Removes concerns about Siebel's future Products designed to work with Oracle's software Accelerate delivery of innovative CRM applications with larger R&D budget Continue support for Siebel's CRM and analytics solutions Provide seamless continuity for customers Maintain support for heterogeneous databases Commitment to deployment flexibility, including Siebel CRM OnDemand Enhanced support and services through scale Extended partner ecosystem with increased investment Support and broaden relationships with Siebel's business partners Investments in Siebel applications will be supported and protected as the centerpiece of Oracle's Fusion CRM strategy

Oracle Customer Benefits Siebel CRM will be integrated with Oracle's applications and infrastructure Siebel will continue to be available today and will serve as the centerpiece of Oracle's Fusion CRM strategy Siebel CRM provides proven ROI and 98% product loyalty(1) Siebel will represent the base set of features and functionality for the next generation of Fusion applications Access to industry best practices and implementation expertise based on the large number of Siebel deployments Customers of Oracle/PeopleSoft/JD Edwards CRM applications will continue to receive enhancements and support Products will continue to evolve with new functionality over time Incorporation of Siebel's features and functionality will help customers extend the value of their existing CRM investments The proposed transaction underscores Oracle's commitment to customer-facing solutions (1) Siebel Systems customer survey, Satmetrix Systems, Q3 CY 2005.

Partner Benefits Work with a single vendor to address customer needs for CRM, ERP, analytics, customer data integration, and infrastructure technologies Siebel partners will benefit from Oracle's worldwide resources and increased partner investment Oracle partners will benefit from Siebel's best-in-class customer-facing products, Customer Experience consulting, and proven best practices tailored to industry needs Preserves partners' investments and experience in Siebel CRM Greater R&D budget will drive continued innovation Many of the most influential partners are also Siebel's largest customers More opportunities for partners, allowing them to further invest in the Oracle ecosystem Combination will result in Oracle being the largest CRM practice at many firms Gain ROI on efficiencies generated by combining practices Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions

Oracle Becomes Leading Customer Centric Software Provider Most live CRM users - 3.4mm Over 4,000 world class customers Largest enterprise CRM deployments Proven return on investment Best practices and implementation experience 5,000 employees located in 80 offices in 33 countries Revenue of $1.3 billion(1) (1) Based on last fiscal year income statements. Siebel's best-in-class CRM + Oracle's best-in-class ERP + Oracle's best-in-class Fusion middleware + Oracle's best-in-class 10g database technology = Single best solution for customer centric enterprises 360° real-time view of the customer from sales to services to fulfillment to the shop room floor Domain expertise to aggregate, cleanse and normalize customer data Industry expertise in key verticals 50,000 employees servicing 260,000 customers across 190 countries 24x7 global support 13,100 software developers and $1.5bn R&D budget (1) Siebel Systems Oracle

Siebel's Leadership in CRM 1993 1995 1996 1997 1998 1999 2000 2001 2002 2003 500 4,000 20,000 60,000 200,000 600,000 1 M 1.3 M 2.17 M Siebel Systems Founded Enterprise- Class SFA Mobile SFA Integrated Sales and Customer Service Integrated CRM Industry- Specific CRM Multi- channel CRM Best Practices CRM Analytics, Standards- Based Integration Customer Data Integration 2004 2.9 M Q1 2005 3.2 M Hybrid CRM On Demand/On Premise CRM Production Users Since 1993, Siebel has been the leading CRM vendor due to the company's rapid innovation Q2 2005 3.4 M

Siebel's Customer-Architected Solutions

Siebel's product capabilities are tailored for the needs of over 20 industries Customer commonality speeds time to benefit Select Joint Applications Customers Communications & Media Financial Services Life Sciences High Technology Insurance & Healthcare Travel, Transport & Hospitality Consumer Goods Manufacturing Retail Automotive

Proprietary and closed Information silos fragment data and tasks ERP-focused Designed for process automation and process clerks Antiquated technology designed for data entry, not data access Dawn of Real Information Age Applications Combination will offer a compelling set of modern, information age applications Standards driven Information driven Industry driven Designed for intelligent, real-time proactive decision making Built on a modern and open service oriented architecture Information Age Applications (Modern; Driven by Customer Centricity) Legacy Applications ('80s and '90s; Driven by Y2K)

New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support Product Evolution for All Customers Combination ensures support and protection for the significant investments customers have made We plan to continue to release product enhancements and support for Oracle and Siebel Systems CRM products Plans include a migration for existing CRM customers to Fusion CRM applications, which will incorporate Siebel CRM as the base set of features and functionality PROJECT FUSION

Convergence of Oracle and Siebel Applications


Manufacturing
BI
Financials
ORACLE
HR
CRM
Collab Suite
SCM
iAS
Project Mgmt
Data Hub
10g
Procurement
CRM
Analytics
SIEBEL
OnDemand
Customer Data Integration
CRM
Manufacturing
Customer Data Integration
SCM
Procurement
iAS
Analytics
OnDemand
PROJECT FUSION
Data Hub
HR
BI
Middleware
Enterprise Manager
10g
Financials
Project Mgmt
Collab Suite
Media & Entertainment
Consumer Goods
Communi-cations
Retail
Healthcare
Energy
Transpor-tation
Life Sciences
High Tech
Manu-facturing
Financial Services
Travel & Hospitality
Public Sector
Others...

- Complete set of modular, information age applications
- Tailored for the needs of over 20 specific industries

ORACLE
15

Next Steps General announcements - Monday, Sep. 12 Press release Press and analyst call - 8:30 a.m. EDT / 5:30 a.m. PDT Communicate extensively with all constituents Generate high satisfaction levels similar to PeopleSoft outcome Obtain regulatory and other necessary approvals Complete transaction Expected to close in early 2006 More information can be found at oracle.com/siebel